Exhibit 99.1

Yintech Reports US$20 Million Share Repurchase Program

SHANGHAI, May 31, 2019 /PRNewswire/ — Yintech Investment Holdings Limited (NASDAQ: YIN) (“Yintech” or the “Company”), a leading provider of investment and trading services for individual investors in China, today announced its Board of Directors approved a share repurchase program, effective on June 2, 2019, under which Yintech is authorized to purchase up to US$20.0 million worth of its outstanding American depositary shares (“ADSs”) over the next 12 months. Yintech’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means depending on market conditions and other factors as well as subject to relevant rules under United States securities regulations. All repurchased shares will be cancelled.

The share repurchase program will be funded with Yintech’s available cash balance. As of March 31, 2019, Yintech had cash and short term investments of approximately RMB 1,753.2 million (US$261.2 million).

About Yintech

Yintech (NASDAQ: YIN) is a leading provider of investment and trading services for individual investors in China. Yintech strives to provide best-in-class financial information, investment tools and services to its customers by leveraging financial technology and mobile platforms. Currently, Yintech is focused on the provision of gold and other commodities trading services, securities advisory services, securities information platform services, overseas securities trading services and asset management services.

For investor and media inquiries, please contact:

Yvonne Young
Phone: +86 21 2028 9009 ext 8270
E-mail: ir@yintech.cn